Exhibit 77Q3

(i)  Disclosure Controls and Procedures:
The disclosure controls and procedures of the Brandywine Blue
Fund, Inc. are periodically evaluated. As of May 28, 2003, the date of the last evaluation, we concluded that our disclosure controls and procedures are adequate.

(ii)  Internal Controls:
The internal controls of the Brandywine Blue Fund, Inc. are periodically evaluated. Since, May 28, 2003, the date of the last evaluation, there have been no significant changes in Brandywine Blue Fund's internal controls or in other factors that could have had a significant effect on such controls. There have also been no significant deficiencies or material weaknesses identified since the last evaluation that required any corrective action.




/s/ William F. D'Alonzo,
Principal Executive Officer and
Principal Financial Officer